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WASHINGTON, D.C.

October 9, 2002

02055436

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Banca Carige S.p.A.
Information Pursuant to Rule 12g-3-2(b)
File No. 82 - 4758

RECD S.E.C.
OCT 9 2002
1086

Dear Sir or Madam,

On behalf of Banca Carige S.p.A. ("Banca Carige" or the "Company"), and pursuant to the exemption available under Rule 12g-3-2(b)(iii) of the Securities Exchange Act of 1934, as amended (the "Act"), please find enclosed a press release date September 12, 2002 announcing financial results the first half of 2002.

These should be added to title 5 of the Company's file 82-4758, originally submitted on February 11, 1998 (time stamped on February 12, 1998).

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33-1-53-89-70-00) should you have any questions.

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

Very truly yours,

John Felitti (aaw)

John Felitti

cc: Dott. Nicola Ferrante, Banca Carige S.p.A.

dlw 10/30

C:\My Documents\bancacarige.doc

File No. 82-4758

PRESS RELEASE

BANCA CARIGE

Cassa di Risparmio di Genova e Imperia

Att.: Outside Reports Office
Tel. 010 57932256
Fax 010 5792731

2002 SEMI-ANNUAL REPORT OF BANCA CARIGE: NET INCOME OF ALMOST €55 MILLION

Despite the troubled financial markets, Banca Carige posted an increase in intermediate volume while still retaining a strong aggregate earnings position during the first half of the year.

Genoa, September 12, 2002 – The Board of Directors of Banca Carige SpA, under the chairmanship of Prof. Fausto Cuocolo, Esq., has approved the 2002 semi-annual report as presented by Managing Director Dr. Giovanni Berneschi.

In the face of an extremely delicate economic and financial situation and following an intensive policy of financial investments in the future growth of the Bank, Carige posted earnings results that are satisfactory overall.

Ordinary operations were positive (91 million, + 5.8%) and made it possible, among other things, to absorb the semi-annual installment (around 8.5 million) of amortization of the start-up costs associated with the acquisition of the network of teller stations (ATMs?) from Banco di Sicilia and the IntesaBci Group; the first half showed a slight falloff in net income due only to the effect of the **non-recurring components** alone, which in 2001 had posted a 9 million-euro profit associated with the transfer of certain teller windows in the Province of Savona.

Specifically, the main business indicators of Carige can be summed up as follows:

1st half 2002 results **Millions of euros**	**Absolute values**	% change from 1st half of 2001
Total obtained from customers	20,373.9	15.5%
Customer-linked uses	7,614.8	9.3%
Operating results	116.6	5.6%

Income from ordinary operations	91.0	5.8%
Net income	54.9	-5.1%

Group results show, in addition to the results of the subsidiary Banks (Cassa di Risparmio di Genova and Banca del Monte di Lucca (6.3 and 0.8 million respectively), the results of insurance company subsidiaries, Carige Vita Nuova and Levante Norditalia, which posted profits in the first half of 800 and 1,164 thousand euros respectively: this demonstrates the efficacy of the policy followed by Carige in recent years of strengthening the company and developing synergies within the Group.

Strategies

The lines of action developed during the first half of 2002 involved:

- consolidation of the process of integration of the organization and data processing systems of the teller stations acquired (82 stations in 8 Italian regions);
- strengthening and rationalization of insurance subsidiaries (Carige Vita Nuova and Levante Norditalia);
- expanded segmentation of customers with major financial assets (*private banking*) including outside Liguria, and segmentation of *corporate* customers in Liguria;
- implementation of on-line services (e-banking and call center);
- development of mobile (phone) channels (group insurance and real estate agents);
- streamlining of central structures.

This phase of industrial reorganization, aimed at providing the best control of the current expansion process, will see further acceleration with the start-up of an organizational and technological *assessment* process that is consistent with mid-term strategic guidelines and seeks to:

- strengthen the systems outside of Liguria through a more intensive exploitation of the commercial synergies that can be implemented between the network of bank teller stations and the agencies of the insurance subsidiaries;
- attain higher levels of cross-selling using new sales support tools and creating organizational structures by market segment (private and corporate consultants), recently put in place;
- making back office operations in the central structure and the peripheral system more efficient, including through the more intensive use of outsourcing;
- upgrading technological infrastructures both in terms of system architecture and data modeling and with reference to innovative capabilities to be acquired and developed.

Results

During the first half of 2002, the stock market was characterized by particularly negative results (annual general MIBTEL index –22.06% and MIB bank index down 24.15%); yet Carige's stock affirmed its strength from the standpoint of portfolio diversification, posting growth of 6.14% during the period.

Among the **positive elements** that characterized operations during the first six months is the increase in volumes of intermediation activity. **Intermediary Financial Activities for Customers (IFA)** totaled 20,373.9 million at the end of June, 2002, a 4.8% increase for the first six months of the year and 15.5% in annual terms (this increase comes from the 6.9% net of the contribution by the branches acquired by IntesaBci). In particular, direct funds obtained showed an increase of 5.7% during the first half, to 8,559.4 million; indirect sources totaling 11.814.5 million, reflect a 4.1% increase for the first half. In twelve months, direct funds sources showed a 22.4% increase (+12.3% not including former IntesaBci branches) and indirect sources an 11% increase (+3.4% not including the branches acquired).
Credit extended to customers came to 7,614.8 million, an increase of 1.9% in the six-month period (if the effect of the securitization operation carried out at the end of 2001 is offset, the semi-annual growth rate would be 9.4%). In the twelve-month period, the rate of expansion of 9.3% (not including the uses by the branches acquired and offsetting the effects of the securitization, there would be a increase of more than 7%). The expansion involves every area of the banking business and, in particular, the medium-long term credit segment which was positively affected by the strong growth in home extended to families and in the parabanking sector (leasing, factoring and consumer credit).

The principal elements that characterize Carige's income statement, which includes revenues and costs relative to the 61 teller stations acquired during the first half, can be summed up as follows:

- **interest income** in the first half comes to 148.2 million, substantially stable compared to the 149.2 million-euro figure for the same period in 2001 (-0.7%);
- **net income from services** totals 176.3 million, which represents an increase of 25.3% over the first half of 2001. This growth is positively linked to the contribution of fees receivable (80 million or +16.8%, other operating revenues (57 million, +22.9%) and dividends (52.9 million, +93.3%);
- **operating costs** total 207.9 million, up 15.8% over the year previous, including under personnel costs the hiring of the 321 former IntesaBci Group employees, and under corrections, the positive trend in leasing uses and the installments of amortization on the branches acquired from the IntesaBci Group and the corresponding chattel and real estate assets;
- **corrections and provisions** come to a total of 25.6 million, an increase of 4.7% over the first half of 2001;
- **income from ordinary operations** therefore comes to 91 million, up 5.8% over last year (86 million);
- **the non-recurring contribution** totaled 2.2 million, down from the 11.1 million figure for 2001, when a total of 9 million was posted from the transfer of three teller stations in the province of Savona to the Banca di Genova e San Giorgio;
- **income for the year** is therefore down only slightly, to 54.9 million (-5.1%).

Carige's **branch network** showed further growth in 2002 (from 345 to 349; teller stations are located in ten regions and 42 provinces. During the year, Carige opened the brand-new Genova branches – San Biagio, Genova-ATM, Cologno Monzese, Nuoro and Roma Agenzia 8 and moved Ansaldo branch 54 to new premises in the Fiumara shopping center. In terms of **remote channels**, there were 406 ATM-Bancomats operating at the end of the first half of 2002, an increase of 90 units over the same period in 2001; POS units in stores totaled 8,872 units, up from the 7,150 million in June 2001 (+9.5% since the start of the year).
The Internet service, which is part of the development actions of the system aimed at integrated multichannel capability, is growing in both the number of contracts (+52.2% over a year ago), and in the number of active customers (+47%).

As of 6/30/2002, Banca Carige had 3,517 employees, up from the end of 2001 (3,506).

Assets came to 1,366.3 million (1,332.8 million in December 2001).
Supervised equity totaled 1,388 million, up 2.3% over the figure posted at 12/31/2001. The Bank's strong asset position is confirmed by the index of solvency which is about 18.62% as compared to a minimum threshold required by the Supervisory Agency, which is 7%. The Bank meets all the current indicators of Banca d'Italia and of the Interbank Depositary Security Fund (FITD).

Total **assets of the Carige Group** come to 13,829.7 million; IDAs were up 13.4% to 23,200.4 million, while **customer-lined uses,** at 8,509.2 million, posted an annual increase of 8.6%. **Consolidated semi-annual results** came to 29.6 million.

It is reasonable to assume that Banca Carige's income for the 2002 year will be substantially in line with the year previous in the context of a gradual improvement in the financial markets.

The 2002 first half statements will be available at www.carige.it.

ACCOUNTING STATEMENTS of BANCA CARIGE SPA

SUMMARY TABLE AND MANAGEMENT INDICATORS

	30/6/02	31/3/02	31/12/01	30/6/01	% of change 6/02 12/01	6/02 6/01
EQUITY POSITION (1)						
Total assets	12,801.	12,499.9	12,835.5	11,481.0	-0.3	11.5
Source	10,157.5	9,943.8	10,151.6	9,052.4	0.1	12.2
- direct sources (a)	8,559.4	8,322.1	8,099.3	6,994.1	5.7	22.4
• *owed to customers*	*5,084.5*	*4,987.4*	*4,863.1*	*3,963.5*	*4.6*	*28.3*
• *debits represented by securities*	*3,474.9*	*3,334.7*	*3,236.2*	*3,030.6*	*7.4*	*14.7*
- owed to banks	1,197.8	1,221.4	1,652.0	2,057.9	-27.5	-41.8
- third-party funds under administration	0.3	0.3	0.3	0.3	0.0	-3.2
- subordinated borrowings	400.0	400.0	400	0.0	0.0	...
Indirect sources (b)	11,814.5	11,740.4	11,348.9	10,642.0	4.1	11.0
- savings managed	5,618.2	5,695.8	5,671.8	5,160.1	-0.9	8.9
- savings administered	6,196.3	6,044.6	5,677.1	5,481.9	9.1	13.0
Intermediated Financial Assets (IFA) (a+b)	20,373.9	20,062.5	19,448.2	17,636.1	4.8	15.5
Investments (2) (3)	10,945.5	10,749.7	11,026.8	10,159.5	-0.7	7.7
- owed by customers (2) (3)	7,614.8	7,398.0	7,471.2	6,964.4	1.9	9.3
- owed by banks	803.3	585.4	1,122.3	486.6	-28.0	66.1
- securities	2,522.4	2,766.3	2,433.3	2,708.4	3.7	-6.9
• *fixed portfolio*	*316.7*	*387.1*	*441.3*	*441.5*	*-28.2*	*-28.3*
• *non-fixed portfolio*	*2,205.7*	*2,379.2*	*1,922.0*	*2,226.8*	*10.7*	*-2.7*
Capital and reserves (4)	1,366.3	1,334.7	1,332.8	1,329.8	2.5	2.8
INCOME STATEMENT (1)						
Result from operations	116.6	54.2	219.1	110.4		5.6
Income from ordinary operations	91.0	42.2	171.6	86.0		5.8
Pre-income tax income	93.2	42.9	184.5	97.1		-4.1
Income for the year	54.9	24.9	103.5	57.8		-5.1
RESOURCES (5)						
Teller network	349	348	345	281	1.2	24.2
Personnel	3,357	3,527	3,506	3,132	0.3	12.3
MANAGEMENT INDICATORS						
Net revenues from services /profit from intermediation	54.33%	50.83%	48.59%	48.53%		
Operating costs /intermediation margin (cost income ratio)	64.08%	64.54%	63.53%	61.91%		
Income before income taxes /capital and reserves (4)	6.82%	3.21%	13.84%	7.31%		
ROE	4.02%	1.87%	7.77%	4.35%		
ROAE (6)	4.07%	1.87%	7.86%	4.40%		
SOLVENCY EQUITY COEFFICIENTS						
Credit-risk rated operations (1) (7)	7,455.9	7,267.9	7,459.7	6,580.7		
Base equity (Tier 1)/credit-risk rated operations	13.51%	13.74%	13.08%	18.96%		
Supervised equity/credit-risk rated operations	18.62%	18.99%	18.19%	18.62%		

(1) amounts in millions of euros
(2) not including presumed losses
(3) amount including fixed assets relative to leasing operations
(4) including fund for general bank risks
(5) precise end-of-period data
(6) calculated indicated relation net return on average equity
(7) figures at 6/30/2002 are operating figures, the other figures are figures provided by the Official Supervisory Report.

BALANCE SHEET

ASSETS (amounts in thousands of euros)	30/6/02	31/12/01	30/6/01	% of change First half 02	First half 01
10 – CASH IN HAND AND AT CENTRAL BANKS AND POST OFFICES	138,947	164,675	83,882	-15.6	-25.1
20 - TREASURY SECURITIES AND SIMILAR ASSETS COMPARABLE TO CENTRAL BANK FINANCING	363,325	418,493	400,354	-13.2	-7.6
30 - CREDIT WITH BANKS:	801,289	1,114,875	479,995	-28.1	-50.1
(a) demand	292,326	262,255	61,949	11.5	-87.8
(b) other credits	508,963	852,620	418,046	-40.3	-8.2
40 - CREDIT WITH CUSTOMERS, including:	7,057,013	6,982,175	6,538,107	1.1	4.1
- credits with third party funds under administration	160	188	188	-14.9	-17.9
50 - BONDS AND OTHER DEBIT INSTRUMENTS:	1,986,169	1,921,680	2,198,015	3.4	10.0
(a) public issuers	1,144,007	989,111	1,178,346	15.7	0.9
(b) banks, including:	551,302	577,786	616,098	-4.6	26.3
Carige securities	51,926	53,059	46,667	-2.1	-17.1
(c) financial institutions, including:	211,561	250,511	325,267	-15.5	28.1
Carige securities	-	-	-	-	-
(d) other issuers	72,299	104,272	78,304	-23.9	-11.4
60 - STOCK, SHARES and OTHER CAPITAL SECURITIES	172,949	93,181	109,994	85.6	-22.1
70 - STAKES	58,033	57,720	57,143	0.5	5.7
80 - STAKES IN GROUP COMPANIES	581,100	561,085	561,079	3.6	0.0
90 - INTANGIBLE FIXED ASSETS, including:	349,142	357,298	85,140	-2.3	-0.2
- installation costs	2,089	3,131	3,478	-33.3	-23.6
- startup	322,477	330,912	60,397	-2.5	-5.1
100 - TANGIBLE FIXED ASSETS, including:	687,462	627,510	574,993	9.6	9.8
- leased assets	443,076	380,268	331,200	16.5	18.4
120 - CARIGE STOCK OR SHARES (nominal value: 9,.954)	19,132	21,838	9,014	-12.4	-48.9
130 - OTHER ACTIVITIES	499,078	428,107	292,295	16.6	-20.9
140 - INSTALLMENTS AND DISCOUNTS RECEIVABLE:	87,856	86,837	87,959	1.2	-3.1
(a) installments receivable	74,447	78,310	81,718	-4.9	-3.6
(b) rediscounts receivable, including:	13,409	8,527	6,241	57.3	4.2
- issue discount on securities	4,938	2,159	1,022	...	-17.5
TOTAL ASSETS	12,801,495	12,835,474	11,480,970	-0.3	-1.3

LIABILITIES (amount in thousands of euros)	30/6/02	31/12/01	30/6/01	%of change First half 02	First half 01
10 - OWED TO BANKS:	1,197,827	1,651,997	2,057,944	-27.5	-11.9
(a) demand	188,793	62,726	52,550	...	-61.6
(b) term or with notice	1,009,034	1,589,271	2,005,394	-36.5	-8.8
20 - OWED TO CUSTOMERS:	5,084,521	4,863,054	3,963,493	4.6	-3.1
(a) Demand	4,488,837	4,495,688	3,557,690	-0.2	-4.8
(b) Term or with notice	595,684	367,366	405,803	62.2	14.5
30 - DEBITS REPRESENTED BY SECURITIES:	3,474,918	3,236,263	3,030,634	7.4	7.2
(a) bonds and debentures	2,970,109	2,691,729	2,542,813	10.3	12.3
(b) Certificates of deposit	427,997	474,394	430,969	-9.8	-11.9
(c) Other securities	76,812	70,140	56,852	9.5	-21.1
40 - THIRD-PARTY FUNDS UNDER ADMINISTRATION	297	298	316	-0.3	36.0
50 - OTHER LIABILITIES	633,524	615,210	473,604	3.0	30.0
60 - INSTALLMENTS AND REDISCOUNTS PAYABLE:	143,199	132,066	133,662	8.4	-9.3
(a) installments payable	89,314	91,045	95,842	-1.9	-14.9
(b) rediscounts payable	53,885	41,021	37,820	31.4	8.8
70 - EMPLOYEE SEVERANCE COMPENSATION	72,162	71,068	62,455	1.5	0.9
80 - PROVISIONS FOR RISKS AND CHARGES	368,704	423,974	366,707	-13.0	-9.8
(a) provisions for pensions and similar obligations	296,803	297,736	297,800	-0.3	0.1
(b) Provisions for taxes and fees	54,639	98,069	53,071	-44.3	-38.4
(c) other reserves	17,262	28,169	15,836	-38.7	-30.8
90 - CREDIT RISK PROVISIONS	5,165	5,165	5,165	-	-
100 - PROVISION FOR GENERAL BANK RISK	5,165	5,165	5,165	-	-
110 - SUBORDINATED LIABILITIES	400,000	400,000	-	-	-
120 - CAPITAL	1,020,550	1,017,510	1,017,510	0.3	-
130 - ADDITIONAL ISSUE PREMIUM	132,655	132,005	128,330	0.5	2.9
140 - RESERVES	199,956	170,198	170,198	17.5	16.8
(a) legal reserve	56,869	46,515	46,515	22.3	26.8
(b) reserve for Carige stock or shares	19,132	21,838	9,014	-12.4	-48.9
(c) statutory reserves	-	-	-	-	-
(d) other reserves	123,955	101,845	114,669	21.7	25.4
150 - REVALUATION RESERVES	7,956	7,956	7,956	-	-
170 - INCOME FOR THE YEAR	54,896	103,545	57,831	-47.0	-41.1
TOTAL LIABILITIES	12,801,495	12,835,474	11,480,970	-0.3	-1.3

GUARANTEES AND COMMITMENTS					
10 - GUARANTEES EXTENDED, including:	1,279,741	1,219,483	1,167,109	4.9	5.0
- acceptances	4,001	9,514	6,140	-57.9	39.1
- other guarantees	1,275,740	1,209,969	1,160,969	5.4	4.9
20 - USES, including:	528,557	628,686	623,198	-15.9	-14.2
- for sales with buyback commitment	-	-	-	-	-

INCOME STATEMENT

(amounts in thousands of euros)	First half 02	2001	First half 01	% of change 6-02/6-01	% of change 6-01/6-00
10 - INTEREST RECEIVABLE AND SIMILAR PROCEEDS, including:	275,216	608,987	308,367	-10.8	28.0
- on credits with customers	212,989	452,528	226,570	-6.0	28.1
- on debt instruments	50,443	128,225	68,662	-26.5	31.0
20 - INTEREST PAYABLE AND SIMILAR CHARGES, including:	-127,021	-300,164	-159,155	-20.2	47.2
- on sums payable to customers	-30,605	-64,994	-33,557	-8.8	56.8
- on debts represented by instruments	-68,745	-135,796	-67,001	2.6	34.1
30 - DIVIDENDS AND OTHER REVENUES;	52,937	39,029	27,384	93.3	98.3
(a) from stock, shares and other capital securities	2,660	2,858	1,629	63.3	51.4
(b) from stakes	38,324	16,232	15,838	...	72.2
(c) from stakes in group companies	11,953	19,939	9,917	20.5	...
40 - FEES RECEIVABLE	79,990	144,204	68,466	16.8	-3.2
50 - FEES PAYABLE	-5,546	-12,019	-5,470	22.9	16.8
60 - PROFITS (LOSSES) ON FINANCIAL TRANSACTIONS	-3,047	3,245	5,291	-157.6	-76.7
70 - OTHER OPERATING REVENUES	57,010	121,702	46,405	22.9	17.4
80 - ADMINISTRATIVE EXPENSES:	-158,969	-301,550	-142,840	11.3	9.2
(a) personnel expenses, including:	-101,024	-191,935	-93,432	8.1	8.3
- salaries and stipends	-67,581	-117,002	-61,845	9.3	9.2
- social charges	-18,494	-32,702	-16,704	10.7	8.8
- severance pay	-4,675	-9,008	-4,726	-1.1	7.3
- pension and similar payments	-6,114	-11,899	-5,560	10.0	0.1
(b) other administrative expenses	-57,945	-109,615	-49,408	17.3	10.9
90 - CORRECTIONS OF AMOUNTS ON INTANGIBLE AND TANGIBLE FIXED ASSETS	-48,950	-80,087	-36,645	33.6	16.2
100 - SPECIAL PROVISONS FOR RISKS AND CHARGES	-2,350	-2,784	-1,500	56.7	...
110 - OTHER OPERATING CHARGES	-5,059	-4,227	-1,394	...	-6.7
120 - CORRECTIONS OF AMOUNTS ON CREDITS AND PROVISIONS FOR GUARANTEES AND COMMITMENTS	-28,896	-48,154	-24,933	15.9	14.7
130 - RECOVERIES ON CREDITS AND PROVISIONS FOR GUARANTEES AND COMMITMENTS	5,610	5,609	2,026	...	-50.9
140 - ALLOCATION TO CREDIT RISK PROVISIONS	-	-2,433	-	-	-
150 - CORRECTIONS OF AMOUNT ON FINANCIAL FIXED ASSETS	-11	-27	-15	-26.7	-14.3
160 - RECOVERIES ON FINANCIAL FIXED ASSETS	88	263	-	...	-
170 - PROFIT ON ORDINARY ACTIVITIES	91,002	171,594	85,987	5.8	-7.2
180 - NON-RECURRING REVENUES	3,742	15,468	13,018	-71.3	...
190 - NON-RECURRING CHARGES	-1,548	-2,588	-1,872	-17.3	-21.7
200 - NON-RECURRING PROFIT (LOSS)	2,194	12,880	11,146	-80.3	...
220 - TAXES ON INCOME FOR THE YEAR	-38,300	-80,929	-39,302	-2.5	-7.0
230 - INCOME FOR THE YEAR	**54,896**	**103,545**	**57,831**	**-5.1**	**12.1**

RECLASSIFIED INCOME STATEMENT (thousands of euros)

		30/6/02	31/3/02	31/12/01	30/6/01	Change: 6/30/02 – 6/30/01 Absolute	%
10 -	Interest receivable	275,216	138,383	608,987	308,367	-33,151	-10.8
20-	Interest payable	-127,021	-63,192	-300,164	-159,155	32,134	-20.2
	MARGIN OF INTEREST	**148,195**	**75,191**	**308,823**	**149,212**	**-1,017**	**-0.7**
40 -	Fees receivable	79,990	40,384	144,204	68,467	11,523	16.8
50-	Fees payable	-5,546	-1,953	-12,019	-5,470	-76	1.4
60-	Profit (loss) on financial transactions	-3,047	1,656	3,244	5,291	-8,338	-157.6
30-	Dividends and other revenues	52,937	12,702	39,029	27,384	25,553	93.3
70-	Other operating revenues	57,010	27,484	121,702	46,405	10,605	22.9
110 -	Other operating charges	-5,059	-2,546	-4,227	-1,394	-3,665	262.9
	NET REVENUES FROM SERVICES	**176,285**	**77,727**	**291,933**	**140,682**	**35,603**	**25.3**
	INTERMEDIATION MARGIN	**324,480**	**152,918**	**600,756**	**289,894**	**34,586**	**11.9**
80 -	Administrative expenses	-158,969	-74,658	-301,550	-142,840	-16,129	11.3
	- personnel expenses	-101,024	-51,508	-191,935	-93,433	-7,591	8.1
	- other administrative expenses	-57,945	-23,150	-109,615	-49,407	-8,538	17.3
90 -	Corrections of amount on tangible and Intangible fixed assets	-48,950	-24,032	-80,087	-36,645	-12,305	33.6
	OPERATING COSTS	**-270,919**	**-98,690**	**-381,637**	**-179,485**	**-28,434**	**15.8**
	RESULTS FROM OPERATIONS	**116,561**	**54,228**	**219,119**	**110,409**	**6,152**	**5.6**
100 -	Provisions for risks and charges	-2,350	-1,426	-2,784	-1,500	-850	56.7
120 -	Corrections of amount on credits and provisions for guarantees and commitments	-28,896	-12,327	-48,154	-24,933	-3,963	15.9
130 -	Recoveries of amount of credits and provisions for guarantees and commitments	5,610	1,715	5,609	2,026	3,584	176.9
140 -	Provisions for credit risks	-	-	-2,433	-	-	...
150 -	Corrections on financial fixed assets	-11	-	-26	-15	4	-26.7
160 -	Recoveries of amounts on financial fixed assets	88	-	263	-	88	...
	PROVISIONS AND CORRECTIONS	**-25,559**	**-12,038**	**-47,525**	**-24,422**	**-1,137**	**4.7**
170 -	**PROFIT FROM ORDINARY ACTIVITIES**	**91,002**	**42,190**	**171,594**	**85,987**	**5,015**	**5.8**
180 -	Non-recurring revenues	3,742	1,650	15,469	13,018	-9,276	-71.3
190 -	Non-recurring charges	-1,548	-940	-2,589	-1,872	324	-17.3
200 -	**NON-RECURRING INCOME**	**2,194**	**710**	**12,880**	**11,146**	**-8,952**	**-80.3**
	PRE INCOME-TAX INCOME	**93,196**	**42,900**	**184,474**	**97,133**	**-3,937**	**-4.1**
220 -	Income taxes for the year	-38,300	-18,000	-80,929	-39,302	1,002	-2.5
230 -	**INCOME FOR THE YEAR**	**54,896**	**24,900**	**103,545**	**57,831**	**-2,935**	**-5.1**

ACCOUNTING STATEMENTS
OF THE BANCA CARIGE GROUP

CONSOLIDATED SUMMARY TABLE AND MANAGEMENT INDICATORS

	30/6/02	31/3/02	31/12/01	30/6/01	% of change 6/02 12/01	% of change 6/02 6/01
EQUITY POSITION (1)						
Total assets	13,829.7	13,573.3	13,961.8	12,597.4	-0.9	9.8
Source	11,170.8	10,951.7	11,216.7	10,118.9	-0.4	10.4
- Direct sources (a)	9,830.8	9,584.2	9,377.2	8,222.7	4.8	19.6
• *owed to customers*	*6,047.9*	*5,948.2*	*5,838.1*	*4,889.1*	*3.6*	*23.7*
• *debits represented by securities*	*3,782.9*	*3,635.3*	*3,539.1*	*3,333.6*	*6.9*	*13.5*
- owed to banks	939.7	967.2	1,439.2	1,895.9	-34.7	-50.4
- third-party funds under administration	0.3	0.3	0.3	0.3	-	-3.2
- subordinated loans	400.0	400.0	400.0	-	-	...
Indirect sources (b)	13,369.6	13,313.8	12,884.8	12,234.7	3.8	9.3
- savings managed	6,362.1	6,453.6	6,421.6	5,921.0	-0.9	7.5
- savings administered	7,007.5	6,860.2	6,463.2	6,313.7	8.4	11.0
Intermediated Financial Assets (IFA) (a+b)	23,200.4	22,898.0	22,262.0	20,457.4	4.2	13.4
Investments (2) (3)	12,176.1	11,991.4	12,317.2	11,447.1	-1.1	6.4
- owed by customers (2) (3)	8,509.2	8,283.4	8,341.4	7,833.5	2.0	8.6
- owed by banks	798.9	577.9	1,175.1	511.0	-32.0	56.3
- securities	2,868.0	3,130.1	2,800.7	3,102.7	2.4	-7.6
• *fixed portfolio*	*335.7*	*405.3*	*460.1*	*462.6*	*-27.0*	*-27.4*
• *non-fixed portfolio*	*2,532.3*	*2,724.8*	*2,340.6*	*2,640.1*	*8.2*	*-4.1*
Capital and reserves	1,302.4	1,277.4	1,275.5	1,272.8	2.1	2.3
OPERATING STATUS OF GROUP INSURANCE COMPANIES (1)						
Premiums issued	337.9	155.2	668.3	343.1		-1.5
Claims paid	132.9	103.0	512.9	272.8		-51.3
INCOME STATEMENT (1)						
Result from operations	81.7	48.2	213.2	100.5		-18.7
Income from ordinary operations	54.9	36.1	162.6	74.8		-26.7
Pre-income tax income	57.4	36.7	178.0	86.7		-33.8
Income for the year	29.6	19.6	96.1	49.6		-40.2
RESOURCES (5)						
Teller network	408	407	403	337	1.2	21.1
Personnel	4,112	4,129	4,104	3,743	0.2	9.9
Insurance:						
- Agencies	455	470	482	525	-5.6	-13.3
- Personel	406	405	408	405	-0.5	0.2
MANAGEMENT INDICATORS						
Net revenues from services /intermediation margin	48.16%	48.41%	47.64%	46.72%		
Operating costs /intermediation margin (cost income ratio)	75.47%	71.46%	68.89%	69.21%		
Income before income taxes /capital and reserves (4)	4.41%	2.88%	13.96%	6.81%		
ROE	2.27%	1.53%	7.53%	3.90%		
ROAE (6)	2.30%	1.53%	7.58%	3.92%		
SOLVENCY EQUITY COEFFICIENTS (7)						
Credit-risk rated operations (7)	7,918.9	7,753.3	7,909.0	6,995.9	0.1	13.2
Base equity (Tier 1)/credit-risk rated operations	10.52%	10.68%	10.17%	15.35%		
Supervised equity/credit-risk rated operations	14.99%	15.26%	14.66%	14.60%		

(1) amounts in millions of euros
(2) not including presumed losses
(3) amount including fixed assets relative to leasing operations
(4) including fund for general bank risks
(5) precise end-of-period data
(6) calculated indicator of ratio between net income and average equity (Return on Average Equity
(7) figures at 6/30/2002 and 3/31/2002 are operating figures, the other figures are figures provided by the Official Supervisory Report.

BALANCE SHEET

ASSETS

(amounts in thousands of euros)		30/6/02	31/12/01	30/6/01	% of change First half 02	% of change First half 01
10 –	**CASH IN HAND AND AT CENTRAL BANKS AND POST OFFICES**	156,955	186,280	94,943	-15.7	-26.9
20 -	**TREASURY SECURITIES AND SIMILAR ASSETS COMPARABLE TO CENTRAL BANK FINANCING**	492,911	576,767	558,712	-14.5	-13.4
30 -	**CREDITS WITH BANKS:**	791,928	1,167,647	504,224	-32.2	-49.2
	(a) demand	272,903	309,564	93,119	-11.8	-82.4
	(b) other credits	519,025	858,083	411,105	-39.5	-11.0
40 -	**CREDITS WITH CUSTOMERS, including:**	7,828,668	7,723,697	7,277,475	1.4	3.6
	- credits with third party funds under administration	160	188	188	-14.9	17.9
50 -	**BONDS/DEBENTURES AND OTHER DEBT INSTRUMENTS:**	2,198,644	2,125,965	2,428,665	3.4	10.5
	(a) public issuers	1,268,623	1,109,388	1,314,850	14.4	2.8
	(b) banks, including:	623,020	642,805	694,270	-3.1	22.8
	- Carige securities	54,195	54,776	54,235	-1.1	-23.3
	(c) financial institutions, including:	222,230	262,401	327,565	-15.3	28.4
	- Carige securities	-	-	-	-	-
	(d) other issuers	84,671	111,371	91,980	-24.0	-6.2
60 -	**STOCK, SHARES and OTHER CAPITAL SECURITIES**	176,425	97,938	115,301	80.1	-21.7
70 -	**STAKES**	75,208	97,356	93,524	-22.7	1.2
	(a) valued at net equity	40,344	61,715	58,428	-34.6	1.9
	(b) other	34,864	35,641	35,096	-2.2	0.2
80 -	**STAKES IN GROUP COMPANIES**	150,916	129,400	128,814	16.6	-1.7
	(a) valued at net equity	150,916	129,400	128,814	16.6	-1.7
	(b) other	-	-	-	-	-
90 -	**POSITIVE CONSOLIDATION DIFFERENCES**	91,479	94,197	96,914	-2.9	-2.7
100 -	**POSITIVE DIFFERENCES IN NET EQUITY**	14,632	15,359	16,085	-4.7	-4.3
110 -	**INTANGIBLE FIXED ASSETS, including:**	349,927	358,201	86,113	-2.3	0.2
	- installation costs	2,104	3,149	3,499	-33.2	-23.6
	- startup	322,477	330,912	60,397	-2.5	-5.1
120 -	**TANGIBLE FIXED ASSETS**	852,238	803,246	746,219	6.1	8.6
140 -	**CARIGE STOCK OR SHARES** *(nominal value: 22,904)*	33,127	35,832	23,008	-7.5	-27.2
150 -	**OTHER ACTIVITIES**	517,927	450,477	323,282	15.0	-20.0
160 -	**INSTALLMENTS AND DISCOUNTS RECEIVABLE:**	98,738	99,446	104,114	-0.7	-0.5
	(a) installments receivable	84,697	90,315	97,015	-6.2	-1.1
	(b) rediscounts receivable, including:	14,041	9,131	7,099	53.8	8.2
	- issue discount on securities	4,938	2,159	1,022	...	-17.5
TOTAL ASSETS		13,829,723	13,961,808	12,597,393	-0.9	-1.5

LIABILITIES (amount in thousands of euros)		30/6/02	31/12/01	30/6/01	% of change First half 02	First half 01
10 -	**OWED TO BANKS:**	939,683	1,439,221	1,895,933	-34.7	-14.3
	(a) on demand	90,070	86,041	57,028	4.7	-63.5
	(b) term or with notice	849,613	1,353,180	1,838,905	-37.2	-10.6
20 -	**OWED TO CUSTOMERS:**	6,047,909	5,838,151	4,889,080	3.6	-2.4
	(a) on demand	5,192,118	5,208,676	4,203,662	-0.3	-4.7
	(b) term or with notice	855,791	629,475	685,418	36.0	14.6
30 -	**DEBITS REPRESENTED BY SECURITIES:**	3,782,914	3,539,076	3,333,578	6.9	6.8
	(a) bonds and debentures	3,234,031	2,943,444	2,792,609	9.9	11.8
	(b) certificates of deposit	464,126	515,059	477,383	-9.9	-11.7
	(c) other securities	84,757	80,753	63,586	5.2	-21.9
40 -	**THIRD-PARTY FUNDS UNDER ADMINISTRATION**	297	298	316	-0.3	36.0
50 -	**OTHER LIABILITIES**	691,744	684,111	530,241	1.1	24.0
60 -	**INSTALLMENTS AND REDISCOUNTS PAYABLE:**	150,854	139,398	144,922	8.2	-7.0
	(a) installments payable	94,088	95,191	103,969	-1.2	-11.7
	(b) rediscounts payable	56,766	44,207	40,953	28.4	7.6
70 -	**EMPLOYEE SEVERANCE COMPENSATION**	90,695	89,611	83,329	1.2	0.8
80 -	**PROVISIONS FOR RISKS AND CHARGES**	365,792	433,199	373,230	-15.6	-9.9
	(a) provisions for pensions and similar obligations	303,327	304,260	304,087	-0.3	0.1
	(b) provisions for taxes and fees	38,728	94,234	46,915	-58.9	-38.2
	(c) consolidated provisions for future risks and charges	-	-	-	-	-
	(d) other reserves	23,737	34,705	22,228	-31.6	-24.7
90 -	**CREDIT RISK PROVISIONS**	6,703	6,708	3,717	-0.1	-9.4
100 -	**PROVISION FOR GENERAL BANK RISK**	5,165	5,165	5,165	-	-
110 -	**SUBORDINATED LIABILITIES**	400,000	400,000		-	-
130 -	**NEGATIVE DIFFERENCES IN NET EQUITY**	1,995	1,995	2,011	-	1.5
140 -	**EQUITY CORRESPONDING TO THIRD PARTIES (+/-)**	19,151	18,507	18,692	3.5	1.6
150 -	**CAPITAL**	1,020,550	1,017,510	1,017,510	0.3	-
160 -	**ADDITIONAL ISSUE PREMIUM**	132,655	132,005	128,330	0.5	2.9
170 -	**RESERVES**	135,947	112,742	113,725	20.6	8.7
	(a) legal reserve	56,869	46,515	46,515	22.3	26.1
	(b) reserve for Carige stock or shares	33,127	35,832	23,008	-7.5	-27.2
	(c) statutory reserves	-	-	-	-	-
	(d) other reserves	45,951	30,395	44,202	51.2	22.5
180 -	**REVALUATION RESERVE**	8,050	8,050	8,050	-	-
200 -	**INCOME FOR THE YEAR**	29,619	96,061	49,564	-69.2	-38.2
TOTAL LIABILITIES		13,829,723	13,961,808	12,597,393	-0.9	-1.5

GUARANTEES AND COMMITMENTS

		30/6/02	31/12/01	30/6/01	First half 02	First half 01
10 -	**GUARANTEES EXTENDED, including:**	1,353,145	1,292,422	1,243,102	4.7	5.4
	- acceptances	4,172	9,514	6,961	-56.1	57.7
	- other guarantees	1,348,973	1,282,908	1,236,141	5.1	5.2
20 -	**COMMITMENTS, including:**	570,250	658,555	715,010	-13.4	-14.0
	- for sales with buyback commitment	-	-	-	-	-

CONSOLIDATED INCOME STATEMENT

(amounts in thousands of euros)	First half 02	2001	First half 01	% of change 06/02-6/01	% of change 6/01-6/00
10 - INTEREST RECEIVABLE AND SIMILAR PROCEEDS, including:	308,013	682,992	346,699	-11.2	25.8
- on customer credits	238,734	506,940	254,550	-6.2	26.6
- on debt securities	57,737	147,251	78,642	-26.6	27.3
20 - INTEREST PAYABLE AND SIMILAR CHARGES, including:	-135,343	-324,108	-172,869	-21.7	43.8
- on sums payable to customers	-38,592	-86,084	-45,054	-14.3	45.2
- on debits represented by instruments	-73,908	-147,215	-72,595	1.8	32.0
30 - DIVIDENDS AND OTHER RE VENUES:	8,235	9,348	8,072	2.0	...
(a) on stock, shares and other capital securities	2,689	2,923	1,676	60.4	53.0
(b) on stakes	5,546	6,425	6,396	-13.3	60.7
(c) on stakes in group companies	-	-	-	...	...
40 - FEES RECEIVABLE	91,462	166,254	79,492	15.1	-5.4
50 - FEES PAYABLE	-5,893	-12,711	-5,854	0.7	19.0
60 - PROFITS (LOSSES) FROM FINANCIAL TRANSACTIONS	-3,237	4,427	5,569	...	-73.6
70 - OTHER OPERATING REVENUES	74,359	161,308	66,192	12.3	11.9
80 - ADMINISTRATIVE EXPENSES:	-185,252	-357,217	-171,169	8.2	7.9
(a) personnel expenses, including:	-117,724	-225,839	-110,183	6.8	7.2
- salaries and stipends	-78,351	-139,232	-72,898	7.5	7.7
- social charges	-21,550	-39,131	-19,775	9.0	8.4
- severance pay	-5,714	-11,068	-5,821	-1.8	2.9
- pension and similar payments	-6,780	-13,147	-5,663	19.7	1.5
(b) other administrative expenses	-67,528	-131,378	-60,986	10.7	9.4
90 - CORRECTIONS OF AMOUNTS ON INTANGIBLE AND TANGIBLE FIXED ASSETS	-66,127	-114,903	-54,645	21.0	9.6
100 - SPECIAL PROVISIONS FOR RISKS AND CHARGES	-2,384	-2,908	-1,883	26.6	...
110 - OTHER OPERATING CHARGES	-6,459	-9,720	-3,337	93.6	17.1
120 - CORRECTIONS OF AMOUNTS ON CREDITS AND PROVISIONS FOR GUARANTEES AND COMMITMENTS	-31,226	-50,370	-26,877	16.2	10.5
130 - RECOVERIES ON CREDITS AND PROVISIONS FOR GUARANTEES AND COMMITMENTS	6,924	9,709	3,140	...	-38.9
140 - ALLOCATION TO CREDIT RISK PROVISIONS	-209	-7,296	-	...	...
150 - AMOUNT CORRECTIONS ON FINANCIAL FIXED ASSETS	-25	-57	-16	56.3	-16.2
160 - RECOVERIES ON FINANCIAL FIXED ASSETS	88	270	-	...	...
170 - PROFIT (LOSS) ON STAKES VALUED AT NET EQUITY	1,945	7,575	2,319	-16.1	-69.9
180 - PROFIT FROM ORDINARY ACTIVITIES	54,871	162,593	74,883	-26.7	-14.7
190 - NON-RECURRING REVENUES	6,099	18,997	14,036	-56.5	...
200 - NON-RECURRING CHARGES	-3,572	-3,585	-2,138	67.1	-19.8
210 - NON-RECURRING PROFIT (LOSS)	2,527	15,412	11,898	-78.8	...
240 - TAXES ON INCOME FOR THE YEAR	-27,141	-80,977	-36,850	-26.3	0.6
250 - PROFIT (LOSS) FOR THE YEAR RELATIVE TO THIRD PARTIES	-638	-967	-317	...	-15.8
260 - INCOME FOR THE YEAR	29,619	96,061	49,564	-40.2	-9.0

RECLASSIFIED INCOME STATEMENT *(thousands of euros)*

		30/6/02	31/3/02	31/12/01	30/6/01	Change: 6/30/02 – 6/30/01 absolute	%
10 -	Interest receivable	308,013	154,592	682,992	346,699	-38,686	-11.2
20 -	Interest payable	-135,343	-67,445	-324,108	-172,869	37,526	-21.7
	MARGIN OF INTEREST	**172,670**	**87,147**	**358,884**	**173,830**	**-1,160**	**-0.7**
40 -	Fees receivable	91,642	45,977	166,254	79,492	11,970	15.1
50 -	Fees payable	-5,893	-2,217	-12,711	-5,854	-39	0.7
60 -	Profit (loss) on financial transactions	-3,237	1,651	4,427	5,569	-8,806	...
30 -	Dividends and other revenues	8,235	2,773	9,348	8,072	163	2.0
170 -	Profit (Loss) on stakes valued at net equity	1,945	248	7,575	2,319	-374	-16.1
70 -	Other operating revenues	74,359	36,257	161,308	66,192	8,167	12.3
110 -	Other operating charges	-6,459	-2,906	-9,720	-3,337	-3,122	93.6
	NET REVENUES FROM SERVICES	**160,412**	**81,783**	**326,481**	**152,453**	**7,959**	**5.2**
	INTERMEDIATION MARGIN	**333,082**	**168,930**	**685,365**	**326,283**	**6,799**	**2.1**
80 -	Administrative expenses	-185,252	-87,619	-357,217	-171,169	-14,083	8.2
	- personnel expenses	-117,724	-59,682	-225,839	-110,183	-7,541	6.8
	- other administrative expenses	-67,528	-27,937	-131,378	-60,986	-6,542	10.7
90 -	Corrections of amount on tangible and Intangible fixed assets	-66,127	-33,100	-114,903	-54,645	-11,482	21.0
	OPERATING COSTS	**-251,379**	**-120,719**	**-472,120**	**-225,814**	**-25,565**	**11.3**
	RESULTS FROM OPERATIONS	**81,703**	**48,211**	**213,245**	**100,649**	**-18,766**	**-18.7**
100 -	Provisions for risks and charges	-2,384	-1,458	-2,908	-1,883	-501	26.6
120 -	Corrections of amount on credits and provisions for guarantees and commitments	-31,226	-13,056	-50,370	-26,877	-4,349	16.2
130 -	Recoveries of amount of credits and provisions for guarantees and commitments	6,924	2,392	9,709	3,140	3,784	120.5
140 -	Allocations to credit risk provisions	-209	-5	-7,295	-	209	...
150 -	Corrections on financial fixed assets	-25	-	-57	-16	-9	56.3
160 -	Recoveries of amounts on financial fixed assets	88	-	270	-	88	...
	PROVISIONS AND CORRECTIONS	**-26,832**	**-12,127**	**-50,651**	**-25,636**	**-1,196**	**4.7**
180 -	**PROFIT FROM ORDINARY ACTIVITIES**	**54,871**	**36,084**	**162,594**	**74,833**	**-19,962**	**-26.7**
190 -	Non-recurring revenues	6,099	1,894	18,996	14,036	-7,937	-56.5
200 -	Non-recurring charges	-3,572	-1,231	-3,585	-2,138	-1,434	67.1
210 -	**NON-RECURRING PROFIT**	**2,527**	**663**	**15,411**	**11,898**	**-9,371**	**-78.8**
	PROFIT BEFORE INCOME TAXES	**57,398**	**36,747**	**178,005**	**86,731**	**-29,333**	**-33.8**
240 -	Income taxes for the year	-27,141	-16,941	-80,977	-36,850	9,709	-26.3
250 -	Profit for the year relative to third parties	-638	-248	-967	-317	-321	101.3
260 -	**PROFIT FOR THE YEAR**	**29,619**	**19,558**	**96,061**	**49,564**	**-19,945**	**-40.2**